EXHIBIT 8.1
List of significant subsidiaries

Name of Subsidiary Company	Jurisdiction of Incorporation	Ownership Interest

IsoTis N.V.	The Netherlands	100.00%
IsoTis OrthoBiologics, Inc.	Washington State, USA	100.00%
IsoTis, Inc.	Delaware, USA	100.00%